SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                                (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                                (Amendment No. )

                           CITIZENS COMMUNICATIONS CO
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    17453B101
             -----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
             -----------------------------------------------------
            (Date Of Event which Requires Filing of this Statement)



Check the following box if a fee is  being paid with this statement [].

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17453B101             13G                    Page 2  of 8 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
       Morgan Stanley
       IRS  #  36-314-5972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            18,443,281
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             255,311
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             18,443,281
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       255,311
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       20,519,663**
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       6.1%**
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
       IA, CO, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Please note Morgan Stanley disclaims beneficial ownership of a portion of the shares reported, which are owned indirectly through a client vehicle. Morgan Stanley is not the custodian or administrator of the vehicle, and it is not clear that Morgan Stanley has voting or investment power over these shares.

CUSIP No. 17453B101             13G                    Page 3  of 8 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan Stanley & Co. International Limited
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       United Kingdom
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            17,099,914
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             17,099,914
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       17,099,914
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.1%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
       BD, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 17453B101                 13G                   Page 4  of  8  Pages

Item 1.     (a)   Name of Issuer:
                  CITIZENS COMMUNICATIONS CO
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  HIGH RIDGE PK BLDG 3
                  STAMFORD, CT 06905
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  (a) Morgan Stanley
                  (b) Morgan Stanley & Co. International Limited
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                  (a) 1585 Broadway
                      New York, NY 10036

                  (b) 25 Cabot Square
                      Canary Wharf, London E14 4QA, England
                  --------------------------------------------------------------
            (c)   Citizenship:
                  Incorporated by reference to Item 4 of the
                  cover page pertaining to each reporting person.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  17453B101
                  --------------------------------------------------------------

Item 3.     (a)   Morgan Stanley is a parent holding company.

            (b) Morgan Stanley & Co. International Limited is a Broker-Dealer doing business under the laws of the United Kingdom.
                  Morgan Stanley & Co. International Limited is filing this statement pursuant to Rules 13d-1(b) and 13d-2(b), relying on such rules and using Schedule 13G in accordance with no-action assurances from the Division of Corporate Finance, Office of Tender Offers.

CUSIP No. 17453B101                 13-G                   Page 5  of  8  Pages


Item 4.     Ownership.

            Incorporated by reference to Items (5) - (9) and (11) of the cover page.

            (a) Morgan Stanley is filing solely in its capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

Item 5.     Ownership of Five Percent or Less of a Class.

            Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Inapplicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 17453B101              13-G                   Page 6  of  8 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       February 15, 2006


Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard/Executive Director, Morgan Stanley & Co.
                            Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY


Date:       February 15, 2006


Signature:  /s/ Derek Bandeen
            -----------------------------------------------------------------

Name/Title  Derek Bandeen/Managing Director, Morgan Stanley & Co. International
                          Limited
            -----------------------------------------------------------------
            MORGAN STANLEY & CO. INTERNATIONAL LIMITED



                       INDEX TO EXHIBITS                               PAGE
                       -----------------                               ----

EXHIBIT 1       Agreement to make a joint filing                          7

EXHIBIT 2       Secretary's Certificate Authorizing Dennine Bullard       8
                to Sign on behalf of Morgan Stanley


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                     EX-99
                             JOINT FILING AGREEMENT


 CUSIP No. 17453B101                13-G                  Page  7 of  8 Pages


                           EXHIBIT 1 TO SCHEDULE 13G
              ---------------------------------------------------


                               FEBRUARY 15, 2006
              ---------------------------------------------------


              MORGAN STANLEY and MORGAN STANLEY & CO. INTERNATIONAL LIMITED,

              hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.


           MORGAN STANLEY

           BY: /s/ Dennine Bullard
           --------------------------------------------------------------------
           Dennine Bullard/Executive Director, Morgan Stanley & Co. Incorporated

           MORGAN STANLEY & CO. INTERNATIONAL LIMITED

           BY: /s/ Derek Bandeen
           --------------------------------------------------------------------
           Derek Bandeen/Managing Director, Morgan Stanley & Co. International
                         Limited

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                      EX-99.b
                              SECRETARY'S CERTIFICATE


 CUSIP No. 17453B101                    13-G                  Page 8 of 8 Pages

                                     EXHIBIT 2
                                ------------------

                                  MORGAN STANLEY

                              SECRETARY'S CERTIFICATE


         I, Charlene R. Herzer, a duly elected and acting Assistant Secretary of Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certify as follows:


             (1) Donald G. Kempf, Jr. served as the duly elected Executive
                 Vice President, Chief Legal Officer and Secretary of the Corporation from December 1, 1999 to August 26, 2005;

             (2) Pursuant to Section 7.01 of the Bylaws of the Corporation
                 and resolutions approved by the Board of Directors of the Corporation on September 25, 1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction; and

             (3) Donald G. Kempf signed a Delegation of Authority as of
                 February 23, 2000, which authorized Dennine Bullard to sign reports to be filed under Section 13 and 16 of the Securities Exchange Act of 1934 on behalf of the Corporation. Such authorization is in full force and effect as of this date.

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 23rd day of January, 2006.

                                                ______________________________
                                                Charlene R. Herzer
                                                Assistant Secretary